SilverCrest Appoints a New Independent Director

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - November 18, 2020 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to announce the appointment of Laura Diaz to the Board of Directors effective immediately.

N. Eric Fier, CEO, stated: "We are excited to have Ms. Diaz join the SilverCrest Board of Directors. Her appointment further enhances our board by adding Mexico legal and social sustainability expertise. I look forward to working closely with Laura on continuing the responsible growth of the Company with her knowledgeable guidance on Mexico and global mining matters."

Laura Diaz, Director

Ms. Diaz is a partner at a law firm based in Mexico City and serves as a Mining Project Advisor in areas of mineral exploration, development and production. Ms. Diaz has worked in the mining industry for over 25 years as Legal Counsel or independent director to Canadian and U.S. public mining companies. Ms. Diaz more recently held the position of General Director of Mines with the Ministry of Economy in Mexico. Considered an expert in corporate commercial and mining law in Mexico, Ms. Diaz has authored numerous publications addressing topics such as mining law, climate change, mining royalties, and has spoken in many mining conferences since 2013 on these topics. Ms. Diaz is an active member of the Association of Mining Engineers, Metallurgists and Geologists of Mexico (AIMMGM), Women in Mining (WIM) Mexico, and Prospector & Developers Association of Canada (PDAC), Canada. She also holds a Master's in Social Responsibility and Diploma in Sustainable Law from the University of Anahuac, Law Degree from University of Femenina de Mexico, and Diploma in Contracts, Diploma in American Law and European Union Law from the University of Iberoamericana.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. The Las Chispas Project consists of 28 mineral concessions, of which the Company has 100% ownership and where all the known mineral resources of the Company are located. SilverCrest is the first company to successfully drill-test the historic Las Chispas Property resulting in numerous high-grade precious metal discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact: Jacy Zerb, Investor Relations

Telephone: +1 (604) 694-1730

Fax: +1 (604) 357-1313

Toll Free: 1-866-691-1730 (Canada & USA)

Email: info@silvercrestmetals.com

Website: www.silvercrestmetals.com

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1